UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _________ )*

LINCOLN GOLD CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

533591 10 3
(CUSIP Number)

PAUL SAXTON
188 Stonegate Drive
Furry Creek, BC V0N 3G4

(604) 689-1659
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MARCH 26, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 533591 10 3

1.	Names of Reporting Persons PAUL SAXTON
I.R.S. Identification Nos. of above persons (entities only).:

2.	Check the Appropriate Box if a Member of a Group ( See Instructions)

(a)	☐
(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: CANADIAN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	5,930,000 SHARES

8.	Shared Voting Power:	NOT APPLICABLE

9.	Sole Dispositive Power:	5,930,000 SHARES

10.	Shared Dispositive Power:	NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,930,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ( See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 16.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 533591 10 3

ITEM 1.     SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share, of Lincoln Gold Corporation, a Nevada Corporation (the "Issuer"). The principal executive offices of the Issuer are located at #306 – 1140 Homer Street Vancouver, BC V6B 2X6.

ITEM 2.     IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This Statement is filed by PAUL SAXTON (the "Reporting Person").

B.	Residence or Business Address:

The business address of the Reporting Person is as follows:

188 Stonegate Drive Furry Creek, BC V0N 3G4

C.	Present Principal Occupation and Employment:

The present principal occupation and employment of the Reporting Person is as follows:

The Reporting Person was appointed as President, Chief Executive Officer and a director of the Issuer on March 26, 2004. The Reporting Person is a mining engineer who also holds an MBA from the University of Western Ontario. He has been active in the mining industry since 1969, holding various positions including mining engineer, mine superintendent, President and CEO of numerous Canadian mining companies. Following his departure from Viceroy in 1998, The Reporting Person became President of Standard Mining Corp., organizing the company and supervising its exploration activities until 2001, when Standard Mining Corp. was merged with Doublestar Resources Ltd .

D.	Criminal Proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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F. Citizenship:

The Reporting Person is a citizen of CANADA.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was issued 5,930,000 shares of the Issuer (the "Acquisition Shares") in exchange for the sale and transfer of 550,000 shares of Lincoln Gold Corp., a Nevada corporation ("Lincoln Gold") to the Issuer on March 26, 2004 in accordance with an acquisition agreement dated for reference March 12, 2004 (the "Acquisition Agreement"). Pursuant to the terms of the Acquisition Agreement and other acquisition agreements on similar terms to the Acquisition Agreement entered into between the Issuer and the remaining shareholders of Lincoln Gold, the Issuer acquired a 100% interest in Lincoln Gold in consideration for the issuance of an aggregate of 24,000,000 shares of the Issuer's common stock. Upon completion of the acquisition, Lincoln Gold became a wholly owned subsidiary of the Issuer. Subsequent to completion of the acquisition, Lincoln Gold was merged with the Issuer, with the Issuer as the surviving corporation. The shares of Lincoln Gold were acquired by the Reporting Person using personal funds of the Reporting Person.

The Reporting Person was granted options to purchase 430,000 shares of the Issuer's common stock on May 25, 2004. The options are exercisable at a price of $0.60 per share for a three year term expiring May 25, 2007. The options were granted pursuant to the Issuer's 2004 stock option plan.

ITEM 4.     PURPOSE OF TRANSACTION

Pursuant to the terms of the Acquisition Agreement and other acquisition agreements on similar terms to the Acquisition Agreement, the Issuer issued an aggregate of 24,000,000 shares of its common stock to the shareholders of Lincoln Gold, including the Reporting Person, on the basis of 10 shares for each outstanding share of Lincoln Gold. The purpose of the acquisition was to enable the Issuer to acquire a 100% interest in Lincoln Gold. Upon completion of the acquisition, Lincoln Gold became a wholly owned subsidiary of the Issuer. Subsequent to completion of the acquisition, Lincoln Gold was merged with the Issuer, with the Issuer as the surviving corporation.

As a result of the acquisition of Lincoln Gold and subsequent merger, the Issuer intends to focus on the business of conducting mineral exploration activities on the mineral properties held by Lincoln Gold. As contemplated by the agreements for the acquisition of Lincoln Gold, Andrew Milligan, Paul Saxton, James Chapman and James Currie have been appointed as members of the Issuer's board of directors

The purpose or purposes of the acquisition of the Shares by the Reporting Person was for investment purposes. Depending on market conditions and other factors, the Reporting Person may acquire additional shares of the Issuer's common stock as the Reporting Person deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Person also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

Other than as set forth above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

CUSIP No. 533591 10 3

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(k)	any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

A.
Beneficial Ownership. The Reporting Person is the beneficial owner of 5,930,000 shares of Common Stock of the Issuer, representing approximately 16.2% of the Issuer's common stock (based upon 36,100,000 shares of common stock of the Issuer outstanding at May 31, 2004), consisting:

	(i)	5,500,000 shares held in the name of the Reporting Person; and

	(ii)	430,000 shares issuable upon exercise of options held by the Reporting Person within 60 days hereof.

B.	Power to Vote and Dispose.

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The Reporting Person has the direct power to vote and direct the disposition of the shares of the Issuer held by the Reporting Person as disclosed in Item 5.A.

C.	Transactions Within the Past 60 Days.

Except as noted herein, the Reporting Person was not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

D.	Certain Rights of Other Persons.

Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description of Exhibit

1	Form of Share Purchase Agreement dated March 15, 2004 between the Issuer and the Non-U.S. Shareholders of Lincoln Gold Corp. (1)

(1) Previously filed as an exhibit to the Issuer's Current Report on Form 8-K filed on March 16, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	June 22, 2004	/s/ Paul Saxton
PAUL SAXTON